                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                              SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                           (Amendment No. 2)

                              ENStar Inc.
                              -----------
                           (Name of Issuer)

                  Common Stock, par value $.01 per share
                  --------------------------------------
                      (Title of Class of Securities)

                              29358M 10 8
                              -----------
                             (CUSIP Number)

                           Jeffrey J. Michael
                  President and Chief Executive Officer
                              ENStar Inc.
                         7450 Flying Cloud Drive
                      Eden Prairie, Minnesota  55344
                             (612) 942-3800
                             --------------
             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                             December 1, 1999
                             ----------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                               SCHEDULE 13D
                               ------------

CUSIP No. 29358M-10-8
---------------------
1)  NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON

    ENStar Acquisition, Inc.
---------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)  [ ]
    (b)  [X]
---------------------
3)  SEC USE ONLY

---------------------
4)  SOURCE OF FUNDS
    Not applicable.
---------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
---------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Minnesota
---------------------
                     7)  SOLE VOTING POWER
                         -0-
                     -----------------------
NUMBER OF            8)  SHARED VOTING POWER
SHARES                   -0-
BENEFICIALLY         -----------------------
OWNED BY EACH        9)  SOLE DISPOSITIVE POWER
REPORTING                -0-
PERSON               -----------------------
WITH                 10) SHARED DISPOSITIVE POWER
                         -0-
----------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
----------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES [X] Excludes shares held by other group members
----------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
----------------------
14)  TYPE OF REPORTING PERSON
     CO
----------------------

                             SCHEDULE 13D
                             ------------

CUSIP No. 29358M-10-8
---------------------
1)  NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON

    James H. Michael
---------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)  [ ]
    (b)  [X]
---------------------
3)  SEC USE ONLY

---------------------
4)  SOURCE OF FUNDS
    Not applicable.
---------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
---------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
---------------------
                     7)  SOLE VOTING POWER
                         -0-
                     -----------------------
NUMBER OF            8)  SHARED VOTING POWER
SHARES                   962,164
BENEFICIALLY         -----------------------
OWNED BY EACH        9)  SOLE DISPOSITIVE POWER
REPORTING                -0-
PERSON               -----------------------
WITH                 10) SHARED DISPOSITIVE POWER
                         962,164
----------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     962,164
----------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES [X] Excludes shares held by other group members
----------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     49.9%
----------------------
14)  TYPE OF REPORTING PERSON
     IN
----------------------
(1) All shares held by 4J2R1C Limited Partnership, of which James H. Michael is a general partner.


                               SCHEDULE 13D
                               ------------

CUSIP No. 29358M-10-8
---------------------
1)  NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON

    4J2R1C Limited Partnership
---------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)  [ ]
    (b)  [X]
---------------------
3)  SEC USE ONLY

---------------------
4)  SOURCE OF FUNDS
    Not applicable.
---------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
---------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Minnesota
---------------------
                     7)  SOLE VOTING POWER
                         962,164
                     -----------------------
NUMBER OF            8)  SHARED VOTING POWER
SHARES                   -0-
BENEFICIALLY         -----------------------
OWNED BY EACH        9)  SOLE DISPOSITIVE POWER
REPORTING                962,164
PERSON               -----------------------
WITH                 10) SHARED DISPOSITIVE POWER
                         -0-
----------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     962,164
----------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES [X] Excludes shares held by other group members
----------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     49.9%
----------------------
14)  TYPE OF REPORTING PERSON
     PN
----------------------

                             SCHEDULE 13D
                             ------------

CUSIP No. 29358M-10-8
---------------------
1)  NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON

    Jeffrey J. Michael
---------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)  [ ]
    (b)  [X]
---------------------
3)  SEC USE ONLY

---------------------
4)  SOURCE OF FUNDS
    Not applicable.
---------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(D) OR 2(E)  [  ]
---------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
---------------------
                     7)  SOLE VOTING POWER
                         967,392
                     -----------------------
NUMBER OF            8)  SHARED VOTING POWER
SHARES                   962,164
BENEFICIALLY         -----------------------
OWNED BY EACH        9)  SOLE DISPOSITIVE POWER
REPORTING                967,392
PERSON               -----------------------
WITH                 10) SHARED DISPOSITIVE POWER
                         962,164
----------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,929,556
----------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES [X] Excludes shares held by other group members
----------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     100%
----------------------
14)  TYPE OF REPORTING PERSON
     IN
----------------------
(1) Includes: (a) 865,666 shares held by 3J2R Limited Partnership of which Jeffrey J. Michael is managing general partner; and (b) 101,726 shares held by the Michael Acquisition Corporation Trust U/A Dated Effective July 29, 1999 of which Jeffrey J. Michael is the sole trustee.

                               SCHEDULE 13D

CUSIP No. 29358M-10-8
---------------------
1)  NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON

    3J2R Limited Partnership
---------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)  [ ]
    (b)  [X]
---------------------
3)  SEC USE ONLY

---------------------
4)  SOURCE OF FUNDS
    Not applicable.
---------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
---------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Minnesota
---------------------
                     7)  SOLE VOTING POWER
                         865,666
                     -----------------------
NUMBER OF            8)  SHARED VOTING POWER
SHARES                   -0-
BENEFICIALLY         -----------------------
OWNED BY EACH        9)  SOLE DISPOSITIVE POWER
REPORTING                865,666
PERSON               -----------------------
WITH                 10) SHARED DISPOSITIVE POWER
                         -0-
----------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     865,666
----------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES [X] Excludes shares held by other group members
----------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     44.9%
----------------------
14)  TYPE OF REPORTING PERSON
     PN
----------------------

                                SCHEDULE 13D
                                ------------

CUSIP No. 29358M-10-8
---------------------
1)  NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON

    Michael Acquisition Corporation Trust U/A Dated Effective
    July 29, 1999
---------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)  [ ]
    (b)  [X]
---------------------
3)  SEC USE ONLY

---------------------
4)  SOURCE OF FUNDS
    Not applicable.
---------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
---------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Minnesota
---------------------
                     7)  SOLE VOTING POWER
                         101,726
                     -----------------------
NUMBER OF            8)  SHARED VOTING POWER
SHARES                   -0-
BENEFICIALLY         -----------------------
OWNED BY EACH        9)  SOLE DISPOSITIVE POWER
REPORTING                101,726
PERSON               -----------------------
WITH                 10) SHARED DISPOSITIVE POWER
                         -0-
----------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     101,726
----------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES [X] Excludes shares held by other group members
----------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.3%
----------------------
14)  TYPE OF REPORTING PERSON
     OO
----------------------




                               SCHEDULE 13D
                               ------------


     This amendment No. 2 to Schedule 13D hereby amends a Schedule 13D dated July 19, 1999 filed by ENStar Acquisition, Inc., Jeffrey J. Michael, James H. Michael, 4J2R1C Limited Partnership and 3J2R Limited Partnership and Amendment No. 1 thereto dated August 13, 1999.

ITEM 1.  SECURITY AND ISSUER.
This Statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of ENStar Inc., a Minnesota corporation ("ENStar"). The address of the principal executive offices of ENStar is 7450 Flying Cloud Drive, Eden Prairie, Minnesota 55344.

ITEM 2.  IDENTITY AND BACKGROUND.
     (a) This statement is filed by and on behalf of ENStar Acquisition, Inc. ("Acquisition Co."), James H. Michael, 4J2R1C Limited Partnership, Jeffrey J. Michael, 3J2R Limited Partnership and the Michael Acquisition Corporation Trust (collectively, the "Reporting Persons"). James H. Michael and Jeffrey J. Michael are the general partners of 4J2R1C Limited Partnership and Jeffrey J. Michael is the managing general partner of 3J2R Limited Partnership. Jeffrey J. Michael is the sole director, President, Treasurer and Secretary of Acquisition Co. and the sole trustee of the Michael Acquisition Corporation Trust.

     (b) The principal business address of each of the Reporting Persons is 6479 City West Parkway, Eden Prairie, Minnesota 55344-3246. Both 4J2R1C Limited Partnership and 3J2R Limited Partnership are Minnesota limited partnerships that are principally engaged in the business of real estate, equity and other forms of investment. Acquisition Co. is a Minnesota corporation that was formed for the purpose of acquiring the Common Stock of ENStar.

     (c) James H. Michael is a member of the Board of Directors of ENStar. Jeffrey J. Michael is the President and Chief Executive Officer and a member of the Board of Directors of ENStar. ENStar is a holding company. Its principal subsidiaries are Americable, Inc. and Enstar Networking corporation. ENStar also owns 2,050,000 shares of common stock of CorVel Corporation, or an approximate 25% interest. ENStar also owns 1,350,000 shares in Vicom Incorporated, or an approximate 38.5% interest.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

     (f) Both James H. Michael and Jeffrey J. Michael are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 1, 1999, Acquisition Co. merged with and into ENStar, with ENStar being the surviving corporation (the "Merger"), pursuant to an agreement and plan of merger dated August 13, 1999 among ENStar, Acquisition Co. and, for certain purposes set forth therein, Jeffrey J. Michael, James H. Michael, 4J2R1C Limited Partnership and 3J2R Limited Partnership and Jeffrey
J. Michael, as Trustee of the Michael Acquisition Corporation Trust (the "Merger Agreement"). The Merger Agreement was approved by ENStar's shareholders at a meeting held on December 1, 1999. The Merger became effective on December 1, 1999 after the filing of the Articles of Merger with the Secretary of State of the State of Minnesota. As a result of the Merger, each share of Common Stock of ENStar outstanding immediately prior to the Merger not owned or controlled by the Reporting Persons converted into the right to receive $12.50 in cash. The transaction was financed by proceeds from a revolving loan of up to $8.0 million and a term loan of $6.0 million and ENStar's existing cash balances.

ITEM 4.  PURPOSE OF TRANSACTION.

     On December 1, 1999, Acquisition Co. merged with and into ENStar, with ENStar being the surviving corporation. The Merger Agreement was approved by ENStar's shareholders at a meeting held on December 1, 1999. The Merger became effective on December 1, 1999 after the filing of the Articles of Merger with the Secretary of State of the State of Minnesota. As a result of the Merger, each share of Common Stock of ENStar outstanding immediately prior to the Merger not owned or controlled by the Reporting Persons converted into the right to receive $12.50 in cash. The transaction was financed by proceeds from a revolving loan of up to $8.0 million and a term loan of $6.0 million and ENStar's existing cash balances.

     ENStar intends to file a Form 15 terminating the registration of the Common Stock under the Securities Exchange Act of 1934, as amended, and delist the Common Stock from the Nasdaq National Market effective as of the end of the day on December 1, 1999. In addition, effective as of the effective time of the Merger, James H. Michael was elected a director of ENStar. As soon as reasonably practicable after the consummation of the Merger, ENStar intends to amend and restate its articles of incorporation primarily to be consistent with the articles of incorporation of Acquisition Co., except that the provision in ENStar's current articles of incorporation requiring indemnification of ENStar's officers and directors will remain intact.

     The foregoing summary of the Merger Agreement is qualified in its entirety by reference to a copy of the Merger Agreement incorporated by reference as Exhibit 1 to Amendment No. 1 to Schedule 13D and incorporated herein in its entirety by reference.

     Except as otherwise provided in this Item 4 and other than as to matters that Jeffrey J. Michael as President and Chief Executive Officer of ENStar, and James H. Michael, as a member of the Board of Directors of ENStar, may consider and discuss with other ENStar officers and board members from time to time, none of the Reporting Persons has any present plans or proposals which relate to or would result in:

     - the acquisition by any person of additional securities of ENStar or the disposition of securities of ENStar;
     - an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ENStar;
     - a sale or transfer of a material amount of assets of ENStar;
     - any change in the present board of directors or management of ENStar, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     - any material change in the present capitalization or dividend policy of ENStar;
     - any other material change in ENStar's business or corporate structure;
     - changes in ENStar's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ENStar by any person;
     - causing a class of securities of ENStar to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     - a class of equity securities of ENStar becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
     - any action similar to any of those listed above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) After the consummation of the Merger, each of the Reporting Persons beneficially owns the following amounts of Common Stock:

          1.  Acquisition Co. beneficially owns no shares of Common Stock.

          2. James H. Michael beneficially owns 962,164 shares (49.9% of the Common Stock). He has shared voting and dispositive power with respect to all such shares. All such shares are held by 4J2R1C Limited Partnership.

          3. Jeffrey J. Michael beneficially owns 1,929,556 shares (100% of the Common Stock). He has sole voting and dispositive power with respect to 967,392 of such shares and shared voting and dispositive power with respect to 962,164 of such shares. Included within the 967,392 shares of Common Stock of which Jeffrey J. Michael has sole voting and dispositive power are 865,666 shares of Common Stock held by 3J2R Limited Partnership and 101,726 shares of Common Stock held by the Michael Acquisition Corporation Trust. The 962,164 shares of Common Stock of which Jeffrey J. Michael has shared voting and dispositive power are held by 4J2R1C Limited Partnership.

          4. 4J2R1C Limited Partnership beneficially owns 962,164 shares (49.9% of the Common Stock). 4J2R1C Limited Partnership has sole voting and dispositive power with respect all such shares.

          5. 3J2R Limited Partnership beneficially owns 865,666 shares (44.9% of the Common Stock). 3J2R Limited Partnership has sole voting and dispositive power with respect all such shares.

          6. The Michael Acquisition Corporation Trust beneficially owns 101,726 shares (5.3% of the Common Stock). Jeffrey J. Michael as sole trustee of the Trust has sole voting and dispositive power with respect to all such shares.

          7. The Reporting Persons beneficially own all of the outstanding shares of Common Stock.

     (b) See Item 5(a) above. Except as otherwise provided in this Item, each of the Reporting Persons disclaims beneficial ownership in the shares owned by the other Reporting Persons.

     (c) Except for the entering into of the Merger Agreement, the cancellation of shares of Common Stock held by the Reporting Persons and the conversion of shares of common stock of Acquisition Co. into shares of Common Stock in connection with the Merger and the following contributions of Common Stock to the Michael Acquisition Corporation Trust by James H. Michael and Jeffrey J. Michael and his affiliates, none of the Reporting Persons has effected any transactions in the Common Stock of ENStar during the past 60 days.

      James H. Michael                     53,301
      Jeffrey J. Michael                    3,316
      Spouse of Jeffrey J. Michael          3,083
      Minor child of Jeffrey J. Michael     1,683

      (d)  Not applicable.
      (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described under "Item 4. Purpose of Transaction," on December 1, 1999, Acquisition Co. merged with and into ENStar. See "Item 4. Purpose of Transaction" for more detail.

     Pursuant to Rule 13d-1(f) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which has been filed as Exhibit 2 to this Schedule 13D and is incorporated herein by this reference.

     Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of ENStar.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 Agreement and Plan of Merger dated August 13, 1999 among ENStar Inc., ENStar Acquisition, Inc., and, for certain purposes set forth therein, Jeffrey J. Michael, James H. Michael, 4J2R1C Limited Partnership, 3J2R Limited Partnership and Jeffrey J. Michael, as trustee of the Michael Acquisition Corporation Trust (incorporated by reference to Exhibit 2.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 filed by ENStar Inc.).

     Exhibit 2 Agreement among ENStar Acquisition, Inc., Jeffrey J. Michael, James H. Michael, 4J2R1C Limited Partnership, 3J2R Limited Partnership and Jeffrey J. Michael, as trustee of the Michael Acquisition Corporation Trust (incorporated by reference to Exhibit 2 to Amendment No. 1 to Schedule 13D dated August 13, 1999 filed by ENStar Acquisition, Inc., Jeffrey J. Michael, James H. Michael, 4J2R1C Limited Partnership, 3J2R Limited Partnership and Jeffrey J. Michael, as trustee of the Michael Acquisition Corporation Trust).

     Exhibit 3 Revolving Credit and Term Loan Agreement dated as of November 29, 1999 among 3J2R Limited Partnership, 4J2R1C Limited Partnership, Jeffrey J. Michael, as Trustee of the Michael Acquisition Corporation Trust and National City Bank of Minneapolis (filed herewith).

                               SIGNATURES
                               ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DECEMBER 1, 1999              ENSTAR ACQUISITION, INC.


                                   By: /s/ Jeffrey J. Michael
                                       ----------------------
                                       Jeffrey J. Michael
                                       President

                                   /s/ James H. Michael
                                   --------------------
                                   James H. Michael, Individually


                                   4J2R1C LIMITED PARTNERSHIP


                                   By: /s/ James H. Michael
                                       --------------------
                                       James H. Michael
                                       General Partner

                                   By: /s/ Jeffrey J. Michael
                                       ----------------------
                                       Jeffrey J. Michael
                                       General Partner

                                   /s/ Jeffrey J. Michael
                                   ----------------------
                                   Jeffrey J. Michael, Individually


                                   MICHAEL ACQUISITION CORPORATION
                                   TRUST U/A DATED EFFECTIVE JULY 29, 1999


                                   By: /s/ Jeffrey J. Michael
                                       ----------------------
                                       Jeffrey J. Michael
                                       Trustee


                                   3J2R LIMITED PARTNERSHIP


                                   By: /s/ Jeffrey J. Michael
                                       ----------------------
                                       Jeffrey J. Michael
                                       Managing General Partner

                              EXHIBIT INDEX
                              -------------

Exhibit                                                      Method
  No.     Description                                       of Filing
--------  ------------                                      ---------

   1      Agreement and Plan of Merger dated          Incorporated by
          August 13, 1999 among ENStar Inc.,          reference to Exhibit
          ENStar Acquisition, Inc., and, for          2.1 to the Quarterly
          certain purposes set forth therein,         Report on Form 10-Q
          Jeffrey J. Michael, James H. Michael,       for the quarter ended
          4J2R1C Limited Partnership, 3J2R Limited    June 30, 1999 filed
          Partnership and Jeffrey J. Michael, as      by ENStar Inc.
          trustee of the Michael Acquisition
          Corporation Trust.

   2      Agreement among ENStar Acquisition, Inc.,   Incorporated by
          Jeffrey J. Michael, James H. Michael,       reference to Exhibit 2
          4J2R1C Limited Partnership, 3J2R Limited    to Amendment No. 1 to
          Partnership and Jeffrey J. Michael, as      Schedule 13D dated
          trustee of the Michael Acquisition          August 13, 1999 filed
          Corporation Trust.                          by ENStar Acquisition,
                                                      Inc., Jeffrey J.
                                                      Michael, James H.
                                                      Michael, 4J2R1C
                                                      Limited Partnership,
                                                      3J2R Limited
                                                      Partnership and
                                                      Jeffrey J. Michael,
                                                      as trustee of the
                                                      Michael Acquisition
                                                      Corporation Trust

   3      Revolving Credit and Term Loan Agreement
          dated as of November 29, 1999 among 3J2R
          Limited Partnership, 4J2R1C Limited
          Partnership, Jeffrey J. Michael, as
          Trustee of the Michael Acquisition
          Corporation Trust and National City
          Bank of Minneapolis.                        Filed herewith